UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 26, 2015

Reynolds American Inc.

(Exact Name of Registrant as Specified in Charter)

North Carolina	1-32258	20-0546644
(State or Other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

401 North Main Street

Winston-Salem, North Carolina 27101

(Address of Principal Executive Offices) (ZIP Code)

Registrant’s telephone number, including area code: (336) 741-2000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

As previously reported, on July 15, 2014, Reynolds American Inc. (“RAI”), a North Carolina corporation, Lorillard, Inc. (“Lorillard”), a Delaware corporation, and Lantern Acquisition Co. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of RAI, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Lorillard (the “Merger”), with Lorillard surviving as a wholly owned subsidiary of RAI.

The foregoing description of the Merger Agreement and the Merger is not complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to RAI’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on July 16, 2014, and is incorporated herein by reference.

Amendment to the Asset Purchase Agreement

In connection with entry into the Merger Agreement, on July 15, 2014, RAI entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) and Lorillard entered into a Transfer Agreement, in each case with ITG Brands, LLC (formerly known as Lignum-2, L.L.C.) (“Imperial Sub”), a Texas limited liability company and wholly owned subsidiary of Imperial (as defined below), and, for certain provisions of the Asset Purchase Agreement and as guarantor of certain obligations of Imperial Sub, Imperial Tobacco Group PLC, a public limited company incorporated under the laws of England and Wales (“Imperial”), pursuant to which Imperial Sub has agreed, among other things, to acquire certain assets and assume certain liabilities of certain affiliates of each of RAI and Lorillard.

On May 26, 2015, RAI entered into Amendment No. 1 to Asset Purchase Agreement with Imperial Sub and, for certain limited purposes, Imperial, for purposes of, among other things: clarifying certain defined terms and closing conditions of the Merger; and amending provisions related to the allocation of certain assets and liabilities, RAI’s Puerto Rico business, employee benefit matters and indemnification obligations.

The foregoing description of the Asset Purchase Agreement and Amendment No. 1 to Asset Purchase Agreement is not complete and is qualified in its entirety by reference to the Asset Purchase Agreement, which was filed as Exhibit 2.2 to RAI’s Current Report on Form 8-K filed with the Commission on July 16, 2014, and incorporated herein by reference, and the Amendment No. 1 to Asset Purchase Agreement, filed herewith, and incorporated herein by reference.

Amendment to the Subscription Agreement

In connection with entry into the Merger Agreement, on July 15, 2014, RAI, British American Tobacco p.l.c., a public limited company incorporated under the laws of England and Wales (“BAT”), and, for limited purposes only, Brown & Williamson Holdings Inc. (“B&W”) entered into a Subscription and Support Agreement (the “Subscription Agreement”), pursuant to which BAT has agreed, directly or indirectly through one or more of its wholly owned subsidiaries, to subscribe for and purchase simultaneously with the closing of the Merger, shares of RAI common stock such that BAT and its subsidiaries collectively maintain their approximately 42% ownership interest in RAI immediately following completion of the Merger for an aggregate purchase price of approximately $4.7 billion, based on a price of $60.16 per share (the same reference price used to determine the number of shares of RAI common stock to which Lorillard shareholders are entitled in the Merger) (the “BAT Share Issuance”). The proceeds of the BAT Share Issuance will be used to fund, in part, the cash portion of the Merger Consideration (as defined in the Merger Agreement) and fees and expenses in connection with the transactions contemplated by the Merger Agreement.

On May 28, 2015, RAI entered into Amendment No. 1 to the Subscription Agreement with BAT and B&W, for purposes of, among other things: amending the timing for RAI to repurchase RAI common stock as required under the Governance Agreement, dated July 30, 2004, as amended, among BAT, B&W and RAI; and clarifying the calculation of shares of RAI common stock to be purchased by, and issued to, BAT in the BAT Share Issuance.

The foregoing description of the Subscription Agreement and Amendment No. 1 to the Subscription Agreement is not complete and is qualified in its entirety by reference to the Subscription Agreement, which was filed as Exhibit 10.1 to RAI’s Current Report on Form 8-K filed with the Commission on July 16, 2014, and incorporated herein by reference, and Amendment No. 1 to the Subscription Agreement, filed herewith, and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

The following are filed as Exhibits to this Current Report on Form 8-K:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 15, 2014, among Lorillard, Inc., Reynolds American Inc. and Lantern Acquisition Co. (incorporated by reference to Exhibit 2.1 to the Reynolds American Inc. Current Report on Form 8-K dated July 15, 2014).

2.2	Asset Purchase Agreement, dated as of July 15, 2014, among Reynolds American Inc., ITG Brands, LLC (formerly known as Lignum-2, L.L.C.) and Imperial Tobacco Group PLC (incorporated by reference to Exhibit 2.2 to the Reynolds American Inc. Current Report on Form 8-K dated July 15, 2014).

2.3	Amendment No. 1 to Asset Purchase Agreement, dated as of May 26, 2015, by and between Reynolds American Inc., ITG Brands, LLC (formerly known as Lignum-2, L.L.C.) and Imperial Tobacco Group PLC.

10.1	Subscription and Support Agreement, dated as of July 15, 2014, by and among British American Tobacco p.l.c., Reynolds American Inc. and, for limited purposes only, Brown & Williamson Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Reynolds American Inc. Current Report on Form 8-K dated July 15, 2014).

10.2	Amendment No. 1, dated as of May 28, 2015, to the Subscription and Support Agreement, dated as of July 15, 2014, by and among British American Tobacco p.l.c., Reynolds American Inc. and, for limited purposes only, Brown & Williamson Holdings Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 28, 2015

REYNOLDS AMERICAN INC.

By:	/s/ McDara P. Folan, III
Name:	McDara P. Folan, III
Title:	Senior Vice President, Deputy General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 15, 2014, among Lorillard, Inc., Reynolds American Inc. and Lantern Acquisition Co. (incorporated by reference to Exhibit 2.1 to the Reynolds American Inc. Current Report on Form 8-K dated July 15, 2014).

2.2	Asset Purchase Agreement, dated as of July 15, 2014, among Reynolds American Inc., ITG Brands, LLC (formerly known as Lignum-2, L.L.C.) and Imperial Tobacco Group PLC (incorporated by reference to Exhibit 2.2 to the Reynolds American Inc. Current Report on Form 8-K dated July 15, 2014).

2.3	Amendment No. 1 to Asset Purchase Agreement, dated as of May 26, 2015, by and between Reynolds American Inc., ITG Brands, LLC (formerly known as Lignum-2, L.L.C.) and Imperial Tobacco Group PLC.

10.1	Subscription and Support Agreement, dated as of July 15, 2014, by and among British American Tobacco p.l.c., Reynolds American Inc. and, for limited purposes only, Brown & Williamson Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Reynolds American Inc. Current Report on Form 8-K dated July 15, 2014).

10.2	Amendment No. 1, dated as of May 28, 2015, to the Subscription and Support Agreement, dated as of July 15, 2014, by and among British American Tobacco p.l.c., Reynolds American Inc. and, for limited purposes only, Brown & Williamson Holdings Inc.